

November 12, 2010

Via U.S. Mail and Facsimile to 305-521-0201

Michael D. Farkas
Chief Executive Officer
Car Charging Group, Inc.
1691 Michigan Avenue, Suite 425
Miami Beach, FL 33139

> **Re: Car Charging Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009, as amended by**
> **Amendment No. 2 filed on November 4, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010, as amended by**
> **Amendment No. 2 filed on November 4, 2010**
> **File No. 333-149784**

Dear Mr. Farkas:

We have reviewed your letter dated November 4, 2010, and we have the following comment. Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

Form 10-Q/A filed on November 4, 2010

Exhibits

1. We note your responses to comments three and six from our letter dated October 19, 2010 and that you will file confidential treatment requests for your material agreements in the next 60 days. Please note that these agreements should be filed with your Form 10-Q for the quarter ended September 30, 2010.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director